Filed by Allergan, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company: Inamed Corporation
Registration No. 333-129871
ALLERGAN ANNOUNCES COMPLETION OF INAMED ACQUISITION
- - CONFIRMS FINAL EXCHANGE OFFER RESULTS AND PRORATION AND INITIATES 100-DAY INTEGRATION PLAN - -
- - 2006 FINANCIAL GUIDANCE TO BE PROVIDED ON MARCH 27, 2006 - -
IRVINE, Calif., March 23, 2006 -- Allergan, Inc. (NYSE: AGN) today announced that it has completed its acquisition of Inamed Corporation (NASDAQ: IMDC). The acquisition of Inamed expands Allergan’s global position as a premier specialty pharmaceutical and medical device company in high-growth markets and creates a world-leading medical aesthetics franchise, providing a broad, complementary portfolio of pharmaceutical and medical device products and offerings to physicians and patients.
As previously announced, at the expiration of the exchange offer for all outstanding Inamed shares on Friday, March 17, 2006, more than 90% of the outstanding Inamed shares had been tendered and were accepted for exchange. The acquisition was completed today through a short-form merger of a subsidiary of Allergan with and into Inamed.
“This is an exciting day for Allergan as we establish another leadership position in one of the world’s fastest growing markets,” said David E.I. Pyott, Allergan’s Chairman of the Board and Chief Executive Officer. “The acquisition will help us better serve the needs of our customers and address the growing demand among the ‘baby boomer’ generation for safe and effective products that enhance one’s well being and appearance.”
“The integration of Inamed’s and Allergan’s products, the pipelines, and, most importantly, the people will prove to be a very powerful and productive asset for our stockholders for many years to come,” added Nicholas Teti, Inamed’s former Chairman of the Board, President and Chief Executive Officer. “My Inamed colleagues are proud to be a part of this exciting strategic enterprise.”
Final Results of Exchange Offer
Allergan also today confirmed the final results of its exchange offer for all outstanding shares of Inamed common stock.
In the exchange offer, Allergan’s wholly owned subsidiary offered to exchange for each outstanding share of Inamed common stock, either $84 in cash or 0.8498 of a share of Allergan common stock, at the election of the holder, subject to proration, so that 45% of the aggregate Inamed shares tendered will be exchanged for cash and 55% of the aggregate Inamed shares tendered will be exchanged for shares of Allergan common stock.
A total of 34,647,820 shares, representing approximately 93.86%, of Inamed’s outstanding common stock, were validly tendered and acquired pursuant to the exchange offer, including all Inamed shares delivered after the expiration of the offer to satisfy guaranteed deliveries.

Of the aggregate Inamed shares validly tendered, approximately 0.18% were tendered subject to cash elections and approximately 99.82% were tendered subject to Allergan common stock elections, and therefore the stock exchange offer consideration is oversubscribed. As a result, stock exchange offer elections will be prorated so that Inamed stockholders will receive Allergan common stock for approximately 55.10% of the aggregate Inamed shares tendered subject to valid stock elections, with cash paid in respect of fractional shares of Allergan common stock, and the remaining shares tendered pursuant to valid stock elections will be exchanged for cash at the $84 per Inamed share exchange offer price. On a per Inamed share basis, this proration ratio will result in each Inamed share tendered pursuant to a valid stock election being exchanged for approximately 0.46825 of a share of Allergan common stock and approximately $37.71 in cash.
Anticipated Effects of the Acquisition
The acquisition is expected to be neutral to Allergan’s adjusted Earnings per Share (EPS) in 2006 and accretive to adjusted EPS in 2007 and beyond. Allergan will host a telephone conference call at 8:00 a.m. Pacific Time / 11:00 a.m. Eastern Time on Monday, March 27, 2006, to provide 2006 financial guidance for the combined company. For further details, please see the Investor Information Call section below.
100-Day Integration Plan
Allergan is immediately commencing a 100-Day Integration Plan to facilitate as seamless a transition as possible in combining the two companies, and to maintain continued excellence in customer and patient service. Within this time frame, Allergan plans to complete the majority of the organizational restructuring for the combined company. Allergan has retained the services of Boston Consulting Group to assist in this integration process.
Investor Information Call
Allergan will host a telephone conference call and a Web cast, including presentation slides, on Monday, March 27, 2006, to discuss 2006 financial guidance for the combined company. David E.I. Pyott, Chairman of the Board and Chief Executive Officer, will comment on the financial guidance beginning promptly at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time), before answering questions. You may participate in this call by dialing 1-888-324-9234 or call 1-630-395-0495 from international locations. A passcode, “Allergan”, will be required. The live Web cast and presentation slides can be accessed through the Allergan web site, www.Allergan.com, beginning at 8:00 a.m. Pacific Time.
A replay of the call will be available soon after it concludes and can be accessed through www.allergan.com, 1-800-366-0230 for domestic locations, or 1-203-369-3258 for international locations. A passcode will not be required. The replay will be available for one week following the live call.
About Allergan, Inc.
Allergan, Inc., with headquarters in Irvine, California, is a technology-driven, global specialty pharmaceutical and medical device company that develops and commercializes innovative products for the ophthalmology, neurosciences, medical dermatology, medical aesthetics and other specialty markets. Allergan is dedicated to delivering value to its customers, satisfying unmet medical needs, and improving people’s lives.
Forward-Looking Statements
This press release contains “forward-looking statements”, including, among other statements, statements regarding the business combination between Allergan and Inamed. Statements made in the future tense, and words such as “expect”, “believe”, “will”, “may”, “anticipate” and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Allergan. Relevant risks and uncertainties include those referenced in Allergan’s filings with the SEC (which can be obtained as described in “Additional Information” below), and include: general industry and pharmaceutical market conditions; general domestic and international economic conditions; technological advances and patents obtained by competitors; challenges inherent in product marketing such as the unpredictability of market acceptance for new pharmaceutical and biologic products and/or the acceptance of new indications for such products; uncertainties regarding analysts’ and others’ projections and estimates for revenues and earnings of Inamed and market growth rates; domestic and foreign health care reforms; the timing and uncertainty of research and development and regulatory processes; trends toward managed care and health care cost containment; governmental laws and regulations affecting domestic and foreign operations; publicity concerning the safety of our products; and changes in accounting standards or tax rates. Risks and uncertainties relating to the Inamed acquisition include that the anticipated benefits and synergies of the transaction will not be realized, and that the integration of Inamed’s operations with Allergan will be materially delayed or will be more costly or difficult than expected. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered.
Additional Information
Allergan has filed a Registration Statement on Form S-4 in connection with the offer and sale of Allergan common stock in the Inamed exchange offer and subsequent merger. Inamed stockholders should read those filings, and any other filings made by Allergan with the SEC in connection with the Inamed acquisition, as they contain important information. These SEC filings, as well as Allergan’s other public SEC filings, can be obtained without charge at the SEC’s web site at www.sec.gov, and at Allergan’s web site at www.Allergan.com. Additional copies of the prospectus, which is a part of Allergan’s Registration Statement on Form S-4, can be obtained by contacting MacKenzie Partners, the Information Agent for the merger, at (800) 322-2885.

Contact Information
For general investor questions or information regarding the combined company:

Allergan Investor Relations	714-246-4636
Allergan Media Relations	714-246-5134

For questions regarding the exchange of Inamed shares or the merger:

Amy Bilbija or Dan Burch, MacKenzie Partners	212-929-5500 or 800-322-2885
# # #